----------------                           UNITED STATES SECURITIES AND EXCHANGE COMMISSION             ----------------------------
|F  O  R  M   4|                                       Washington, D.C. 20549                           |       OMB APPROVAL       |
----------------                                                                                        |--------------------------|
[ ] Check this box if no longer             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                |OMB Number       3235-0287|
    subject to Section 16.  Form 4                                                                      |Expires:  January 31, 2005|
    or Form 5 obligations may                                                                           |Estimated average burden  |
    continue.  See Instruction 1(b).                                                                    |hours per response.....0.5|
                                                                                                        ----------------------------
                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                               Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                      Section 30(f) of the Investment Company Act of 1940
   (Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person(s) to|
|                                        |                                                |  Issuer (Check all applicable)         |
|                                        |                                                |                                        |
|   Trizec Canada Inc.                   |      Trizec Properties, Inc. (TRZ)             |                       X                |
|----------------------------------------|------------------------------------------------|--- Director          --- 10% Owner     |
|    (Last)      (First)       (Middle)  |3.I.R.S. Identification|4.Statement for Month/  |                                        |
|                                        |  Number of Reporting  |  Year                  |--- Officer           --- Other         |
|                                        |  Person, if an entity |                        |   (give title below)    (Specify below)|
| c/o 181 Bay Street, Suite 3900,        |  (Voluntary)          |                        |                                        |
| BCE Place                              |                       |        May 2002        |   ---------------------------------    |
|----------------------------------------|                       |------------------------|----------------------------------------|
|      (Street)                          |                       |5.If Amendment, Date of |7. Individual or Joint/Group Filing     |
|                                        |                       |  Original (Month/Year) |   (Check Applicable Line)              |
|                                        |                       |                        |                                        |
|                                        |                       |                        |--- Form filed by One Reporting Person  |
|                                        |                       |                        | X                                      |
|                                        |                       |                        |--- Form filed by More than One         |
|  Toronto, Ontario, Canada M5J 2T3      |                       |                        |    Reporting Person                    |
|----------------------------------------|-----------------------------------------------------------------------------------------|
|  (City)         (State)     (Zip)      |                                                                                         |
|                                        |     TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned    |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security     |2.Transac-  |3.Trans-     |4.Securities Acquired (A) or   |5.Amount of      |6.Owner-    |7. Nature of   |
|  (Instr. 3)            |  tion Date |  action     |  Disposed of (D)              |  Securities     |  ship Form:|   Indirect    |
|                        |(Month/Day/ |  Code       |  (Instr. 3, 4 and 5)          |  Beneficially   |  Direct (D)|   Beneficial  |
|                        | Year)      |  (Instr. 8) |                               |  Owned at End of|  or        |   Ownership   |
|                        |            |-------------|-------------------------------|  Month          |  Indirect  |   (Instr. 4)  |
|                        |            |      |      |                |(A) or|       |                 |  (I)       |               |
|                        |            | Code |  V   |      Amount    |(D)   | Price | (Instr. 3 and 4)|  (Instr. 4)|               |
|------------------------|------------|-------------|----------------|------|-------|-----------------|------------|---------------|
|                        |            |      |      |                |      |       |                 |            |               |
| Series B Convertible   |  5/7/02    |  S   |      |    742,501.6   |  D   |  (1)  |       -0-       |            |               |
| Preferred Stock        |            |      |      |                |      |       |                 |            |               |
| (non-voting)           |            |      |      |                |      |       |                 |            |               |
|------------------------|------------|-------------|----------------|------|-------|-----------------|------------|---------------|
| Class C Convertible    |  5/7/02    |  S   |      |    699,400     |  D   |  (2)  |       -0-       |            |               |
| Preferred Stock        |            |      |      |                |      |       |                 |            |               |
| (non-voting)           |            |      |      |                |      |       |                 |            |               |
|------------------------|------------|-------------|----------------|------|-------|-----------------|------------|---------------|
| Common Stock           |  5/7/02    |  P   |      | 40,721,818.6   |  A   |  (1)  |                 |            |               |
|                        |            |      |      |                |      |       |                 |            |               |
|------------------------|------------|-------------|----------------|------|-------|-----------------|------------|---------------|
| Common Stock           |  5/7/02    |  P   |      | 42,193,745.7   |  A   |  (2)  |                 |            |               |
|                        |            |      |      |                |      |       |                 |            |               |
|------------------------|------------|-------------|----------------|------|-------|-----------------|------------|---------------|
| Common Stock           |  5/8/02    | J(3) |  V   | 89,883,567(4)  |  D   |       |                 |            |               |
|                        |            |      |      |                |      |       |                 |            |               |
|------------------------|------------|-------------|----------------|------|-------|-----------------|------------|---------------|
| Common Stock           |  5/8/02    | J(3) |  V   | 59,922,378(4)  |  A   |       |        1        |     I(5)   | by 4007069    |
|                        |            |      |      |                |      |       |                 |            | Canada Inc.   |
|------------------------|------------|------|------|----------------|------|-------|-----------------|------------|---------------|
|                        |            |      |      |                |      |       |     195,126     |     I(5)   | by Trizec Hahn|
|                        |            |      |      |                |      |       |                 |            | Corporation   |
|------------------------|------------|------|------|----------------|------|-------|-----------------|------------|---------------|
|                        |            |      |      |                |      |       |  59,727,252     |     I(5)   | by Emerald    |
|                        |            |      |      |                |      |       |                 |            | Blue Kft      |
------------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v)
                                                    Potential persons who are to respond to the collection of                 (Over)
                                                    Information contained in this form are not required to respond   SEC 1474 (3-99)
                                                                                                                         Page 1 of 4


FORM 4 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
|1.Title of|2.Conver-|3.      |4.Tran-  |5.Number of      |6.Date           |7.Title and      |8.Price of|9.Number |10.   |11.     |
|Derivative|sion or  |Trans-  |saction  |Derivative       |Exercisable      |Amount           |Derivative|of       |Owner-|Nature  |
|Security  |Exercise |action  |Code     |Securities       |and              |of               |Security  |Deriv-   |ship  |of      |
|(Instr. 3)|Price of |Date    |(Instr.8)|Acquired (A) or  |Expiration       |Underlying       |(Instr. 5)|ative    |Form  |Indir-  |
|          |Deriva-  |(Month/ |         |Disposed of (D)  |Date             |Securities       |          |Securi-  |of    |ect     |
|          |tive     |Day/    |         |(Instr. 3, 4 and |(Month/Day/      |(Instr.          |          |ties     |Deriv-|Bene-   |
|          |Security |Year)   |         |5)               |Year)            |3 and 4)         |          |Bene-    |ative |ficial  |
|          |         |        |         |                 |-----------------|-----------------|          |ficially |Secu- |Owner-  |
|          |         |        |         |                 |        |        |       |         |          |Owned at |rity: |ship    |
|          |         |        |---------|-----------------|Date    |Expir-  | Title |Amount or|          |End of   |Direct|(Instr. |
|          |         |        |Code | V |    (A)  |  (D)  |Exer-   |ation   |       |Number of|          |Month    |(D) or|4)      |
|          |         |        |     |   |         |       |cisable |Date    |       |Shares   |          |(Instr.  |(In-  |        |
|          |         |        |     |   |         |       |        |        |       |         |          |4)       |direct|        |
|          |         |        |     |   |         |       |        |        |       |         |          |         |(I)   |        |
|          |         |        |     |   |         |       |        |        |       |         |          |         |(In-  |        |
|          |         |        |     |   |         |       |        |        |       |         |          |         |str.  |        |
|          |         |        |     |   |         |       |        |        |       |         |          |         |4)    |        |
|          |         |        |     |   |         |       |        |        |       |         |          |         |      |        |
|----------|---------|--------|-----|---|---------|-------|--------|--------|-------|---------|----------|-------- |------|--------|
|Warrants  | (6)     |05/08/02| J(3)| V |1,661,301|       |05/08/02|  (6)   |Common |1,661,301|          |1,661,301| I(5) |by      |
|(right to |         |        |     |   |         |       |        |        |Stock  |         |          |         |      |Trizec- |
|buy)      |         |        |     |   |         |       |        |        |       |         |          |         |      |Hahn    |
|          |         |        |     |   |         |       |        |        |       |         |          |         |      |Office  |
|          |         |        |     |   |         |       |        |        |       |         |          |         |      |Proper- |
|          |         |        |     |   |         |       |        |        |       |         |          |         |      |ties    |
|          |         |        |     |   |         |       |        |        |       |         |          |         |      |Ltd.    |
------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:

(1)  The reporting persons converted 742,501.6 shares of Series B Convertible Preferred Stock on May 7, 2002, at a conversion price of $18.23 per share, resulting in the acquisition of 40,721,818.6 shares of Common Stock. The Series B Convertible
     Preferred Stock has a face value of $1,000 per share and was convertible into Common Stock at a conversion price equal to the market price of the Common Stock on the date of conversion. Following the conversion, on May 7, 2002, the Issuer effected a stock split pursuant to which each share of Common Stock was split into approximately 1.084 shares of Common Stock.
(2)  The reporting persons converted 699,400 shares of Class C Convertible Preferred Stock on May 7, 2002, at a conversion price of $18.23 per share, resulting in the acquisition of 42,193,745.7 shares of Common Stock. The Class C Convertible Preferred
     Stock has a face value of $1,100 per share and was convertible into Common Stock at a conversion price equal to the market price of the Common Stock on the date of conversion. Following the conversion, on May 7, 2002, the Issuer effected a stock split pursuant to which each share of Common Stock was split into approximately 1.084 shares of Common Stock.
(3)  Pursuant to a reclassification exemption under Rule 16b-7, certain shares of Common Stock held by the reporting persons were exchanged for subordinate voting shares of Trizec Hahn Corporation on a one-for-one basis. Upon the acquisition of the subordinate voting shares of Trizec Hahn Corporation, the reporting persons became the indirect beneficial owner of an additional 59,922,378 shares of Common Stock and 1,661,301 Warrants to purchase shares of Common Stock indirectly held by
     Trizec Hahn Corporation.
(4)  Reflects the stock split effected by the Issuer on May 7, 2002.
(5)  The reporting persons (including the joint filer) disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interests.
(6)  Each Warrant has a different exercise price and expiration date. Please see attached Schedule I.


**Intentional misstatements or omissions of facts constitute Federal          /s/ Robert B. Wickham                    6/10/02
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            ------------------------------------  ----------------
                                                                             Name:  Robert B. Wickham, on behalf        Date
Note: File three copies of this Form, one of which must be manually signed.         of Trizec Canada Inc.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number
                                                                                                                         Page 2 of 4


FORM 4 - JOINT FILER INFORMATION

Name:                              4007069 Canada Inc.

Address: c/o 181 Bay Street, Suite 3900, BCE Place Toronto, Ontario, Canada M5J 2T3

Designated Filer:                  Trizec Canada Inc.

Issuer and Ticker:                 Trizec Properties, Inc. (TRZ)

Date of Event(s):                  5/7/02
                                   5/8/02

Relationship to Issuer             10% Owner


/s/ Robert B. Wickham              6/10/02
-------------------------------    ----------------
Signature of Joint Filer           Date
Robert B. Wickham, on behalf of
4007069 Canada Inc.

                                                      SCHEDULE I
                                                    ISSUER WARRANTS

Number of       Expiration      Exercise Price            Number of Warrants         Expiration        Exercise Price
Warrants           Date            (US$)                                                Date              (US$)
-------------------------------------------------       ---------------------------------------------------------------
  12,000         10/31/08           16.01                       12,000               10/31/08              16.01
  12,000         10/31/08           16.97                       12,000               10/31/08              16.97
  12,000         10/31/08           17.93                       12,000               10/31/08              17.93
  18,750         11/01/07           14.58                       25,000               10/31/07              14.51
  75,000         03/20/08           15.50                      300,000               12/21/07              15.15
   3,000         01/09/09           16.34                      250,000               12/06/06              15.57
   3,000         01/09/09           17.30                        1,250               02/08/06              20.41
   3,000         01/09/09           18.26                       12,000               10/31/08              16.01
  12,000         05/08/03           16.01                       12,000               10/31/08              16.97
  12,000         05/08/03           16.97                       12,000               10/31/08              17.93
  12,000         05/08/03           17.93                       18,750               10/31/07              14.51
  75,000         05/08/03           14.51                        6,000               10/31/08              16.01
   1,250         02/08/06           20.41                        3,125               11/01/07              14.58
   1,250         02/08/06           20.41                        3,000               01/09/09              16.34
 100,000         05/11/08           16.24                        3,000               01/09/09              17.30
   1,250         02/08/06           20.41                        3,000               01/09/09              18.26
   2,000         09/24/08           17.61                       20,000               07/21/03              9.970
   2,000         09/24/08           18.56                       44,611               01/31/04              14.99
   2,000         09/24/08           19.52                       87,650               01/31/04              14.93
   3,750         07/26/07           16.33                      202,860               12/11/03              18.41
   1,250         02/08/06           20.41                       96,057               01/31/03              22.01
   6,000         10/31/08           16.01                      124,539               01/31/03              18.41
   3,125         11/01/07           14.58                        6,000               10/31/08              16.01
   4,167         12/06/06           15.57                        3,125               10/31/07              14.51
   7,500         12/11/03           18.41                        3,750               07/26/07              16.33
   1,042         12/11/03           18.41                        1,250               02/08/06              20.41



                                                                                                                         Page 4 of 4